Skadden, Arps, Slate, Meagher & Flom LEVEL 13

Resident Partners

Adrian Deitz*
Admitted in New York

Mark Leemen*
Admitted in New York
  --------------------------------
*   Registered Foreign Lawyer in
     New South Wales Entitled to
     Practice Foreign Law Only

131 MACQUARIE STREET SYDNEY, NEW SOUTH WALES 2000 ______ TEL: (61-2) 9253-6000 FAX: (61-2) 9253-6044 www.skadden.com April 17, 2009
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BY HAND DELIVERY AND BY EDGAR

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Commonwealth of Australia
Registration Statement on Schedule B (File No. 333-157373)

Dear Mr. Coco:

On behalf of our client, the Commonwealth of Australia (the "Registrant"), enclosed are five copies of Amendment No. 1 to the Registration Statement on Schedule B (the "Registration Statement") of the Registrant, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof.  For your convenience, also enclosed are five blacklined copies of the Registration Statement, marked to show changes from the Registration Statement on Schedule B of the Registrant filed with the Commission on February 17, 2009.  The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter of February 23, 2009 (the "Comment Letter"). The Registration Statement also includes other changes that are intended to update the information contained therein for certain policy announcements since the initial filing of the Registration Statement.

 Page number references in this letter refer to the pages of the preliminary prospectus included in the Registration Statement.  Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Set forth below are the Registrant's responses to the comments in the Comment Letter.

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

Forward-Looking Statements, page iii

1.	Please remove the reference to Section 27A of the Securities Act of 1933, which does not apply to the Commonwealth’s prospectus.

The Registrant has revised page iii of the prospectus in response to the Staff's comment.

The Commonwealth of Australia Guarantee, page 2

2.	Please confirm that all material provisions of the Deed of Guarantee have been disclosed in this section.

The Registrant has revised page 2 of the prospectus in response to the Staff's comment and confirms that all material provisions of the Deed of Guarantee have been disclosed in the prospectus under the caption "The Commonwealth of Australia Guarantee".

3.	Revise to include a cross-reference to the additional disclosure about the Guarantee Scheme for Large Deposits and Wholesale Funding on pages 51-52.

The Registrant has revised page 3 of the prospectus in response to the Staff's comment.

4.	Summarize the eligibility criteria for ADIs to participate in the Guarantee Scheme.

The Registrant has revised pages iv, v, 2, 16 to 17 and 55 to 56 of the prospectus in response to the Staff's comment.

Population and geography of Australia, page 5

5.	Please consider including a map of Australia showing major cities, principal geographic features, and other significant items.

The Registrant has revised the inside cover page and page 5 of the prospectus in response to the Staff's comment.

Labour market, page 14

6.
Please discuss the factors that drive the projected labor statistics provided on page 14, for example the continued immigration of skilled workers and older workers remaining in the workforce to compensate for the decline in value of their retirement savings.

The Registrant has revised page 14 of the prospectus in response to the Staff's comment.

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

Economic outlook, page 15

7.	Please consider whether the "Economic Outlook" section should be a separate main section that is cross-referenced on the Prospectus cover page and Table of Contents.

The Registrant has revised the cover page of the prospectus, the table of contents on page i of the prospectus and page 16 of the prospectus in response to the Staff's comment.

8.	Please include the Government Guarantee Scheme for Large Deposits and Wholesale Funding on the list of economic stimulus measures undertaken by the Australian Government.

The Registrant has revised pages 16 to 17 of the prospectus in response to the Staff's comment.  However, the Registrant has not included the Guarantee Scheme for Large Deposits and Wholesale Funding in the bullet point list on page 16 of the prospectus as the Registrant does not regard this initiative as a fiscal stimulus measure.

Mining, page 19

9.	Please discuss the impact of declining commodities prices on Australia’s mining industry, including the impact of China’s decreased demand on the market for metals.

The Registrant has revised page 22 of the prospectus in response to the Staff's comment.

Finance and insurance, page 20

10.
Please provide a brief description of trends and developments in the insurance industry and, if practicable, provide the breakdown of what percentage insurance activities contribute to the "finance and insurance" components in Tables 13 and 14 on page 18.

The Registrant has revised page 22 of the prospectus in response to the Staff's comment regarding trends and developments in the insurance industry. The Registrant has not provided a breakdown of what percentage insurance activities contribute to the "finance and insurance" components in Tables 13 and 14 on page 20 of the prospectus because such information is not currently readily and reliably available.

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

Agriculture, page 21

11.	Consider including a discussion of how recent flooding in important agricultural regions has affected agricultural performance and the potential effects of this flooding in the future.

The Registrant has revised page 23 of the prospectus in response to the Staff's comment.

Monetary Conditions, page 32

12.	Please explain the meaning of the "Target Cash Rate" as referenced in Table 25.

The Registrant has revised pages 16 and 35 of the prospectus in response to the Staff's comment.  See also page 37 of the prospectus.

Commonwealth Initiatives to Enhance the Stability of the Australian Financial System, page 51

13.	Please state provide the amount of debt that the government has guaranteed since the commencement of the Guarantee Scheme.

The Registrant has revised page 56 of the prospectus in response to the Staff's comment.

Plan of Distribution, page 56

14.
Please revise to indicate that the guarantees will be issued in conjunction with ADI Debt Securities, the Plan of Distribution for which will be described in the registration statement filed by the issuing ADI.

The Registrant has revised page 61 of the prospectus in response to the Staff's comment.

Mr. Michael Coco
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

*           *           *

Please call me at 011-612-9253-6015 should you have any questions or require any additional information.

Very truly yours,

/s/ Adrian Deitz

Adrian Deitz

cc:	John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Bowd
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia